Exhibit 99.10

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015

The following discussion and analysis should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited condensed consolidated interim financial statements for the three months ended March 31, 2015 and 2014 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2014. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of April 28, 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company’s credit facilities; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; our estimates of the size of the potential markets for our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to U.S. antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; our ability to enforce non-competition covenants of any departed physicians; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; risks related to our ability to renegotiate, renew or replace services agreements under which we provide anesthesia services; risks related to changes in regulations that would necessitate adapting or re-negotiating our existing operating agreements; our ability and forecasts of expansion and the Company’s management of anticipated growth; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop with or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company’s business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result risks relating to in product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; risks associated with use of our products in unapproved circumstances; various risks associated with legal, regulatory or investigative proceedings; health and safety risks are intrinsic within our industry; our ability to successfully identify evaluation and complete future transactions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O’Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; and risks related to maintaining our foreign private issuer status.

Although the GAA acquisition has diversified the Company’s revenue sources, any adverse event directly or indirectly related to the CRH O’Regan System will have a material impact on the Company’s financial performance.  In addition, there is a risk that some or all of the expected benefits from the GAA acquisition will not be realized, and risks associated with the integration of the GAA business, as planned.

OVERVIEW

CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I — IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopies and colonoscopies and has complemented this acquisition with further acquisitions of anesthesia transactions announced during the first quarter of 2015. Anesthesia assisted endoscopies makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia sales, equity financings, debt financings and a prior line of credit.  The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or build additional anesthesia businesses. It may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.

RECENT EVENTS

Bought Deal Equity Offering — March 25, 2015

On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200).  The Company also issued 241,500 Broker Warrants with a total value of $249,149 to the underwriters and incurred additional share issuance costs of $269,539 (CAD$337,388) in relation to the offering.

The proceeds of the offering were used in part to reduce corporate indebtedness and the balance will be used to fund future acquisitions, as well as for working capital and general corporate purposes.

Transactions — March 2, 2015

On March 2, 2015, the Company closed two transactions to provide anesthesia services to four ambulatory surgery centers in Florida and North Carolina representing approximately 9,000 patient procedures per year. The first transaction, representing the acquisition of two anesthesia providers servicing three ambulatory surgery centers and approximately 5,000 annual procedures was effective March 1, 2015. The Company paid $600,000 at close for the transaction; the transaction was financed by cash on hand. The second transaction represents a new anesthesia services customer and will be effective in May 2015.

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses — adjusted. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation and acquisition related corporate expense. Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Operating expenses — adjusted as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and amortization.  Operating expenses — adjusted is presented on a basis consistent with the Company’s internal management reports.  The Company discloses Operating expenses — adjusted to capture the non-recurring expenses of the business before the impact of items not considered in management’s evaluation of operating expenses.  The Company also discloses Operating expenses — adjusted by segment.

Operating EBITDA and Operating expenses — adjusted do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

SELECTED QUARTERLY INFORMATION

	Q1 2015	Q1 2014
Product sales revenue	$2,162,519	$1,991,224
Anesthesia services revenue	7,457,131	—
Total revenue	9,619,650	1,991,224

Operating expenses — adjusted[1]
Product sales	904,185	866,915
Anesthesia services	2,984,159	—
Corporate	638,305	433,646
Total operating expenses - adjusted[1]	4,526,649	1,300,561

Operating EBITDA[2]	5,093,001	690,663

Operating income	3,319,658	562,324
Net income and comprehensive income	$1,924,047	$368,389

Earnings per share basic	$0.031	$0.008
Earnings per share diluted	$0.030	$0.007

Total assets	$89,352,156	$9,249,921
Total non-current liabilities	42,599,617	—
Total liabilities	$47,443,614	$461,371

1  Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2  Operating EBITDA:  This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization stock based compensation and acquisition related corporate expense.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

RESULTS OF OPERATIONS

Revenue

Revenues for the three months ended March 31, 2015 were $9,619,650 compared to $1,991,224 for the three months ended March 31, 2014. The increase in revenues is mainly attributable to the Company’s newly acquired anesthesia service providers, with total revenue contributions from these acquisitions of $7,457,131 in combination with an increase in product sales of $171,295.

Revenues from product sales for the quarter ended March 31, 2015 were $2,162,519 compared to $1,991,224 for the quarter ended March 31, 2014. The 9% increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of March 31, 2015 the Company has trained 1,983 physicians to use the O’Regan System, representing 730 clinical practices. This compares to 1,690 physicians trained, representing 609 clinical practices, as of March 31, 2014. Based on historical information, the first quarter of the year represents approximately 23% of total annual product revenue.

In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.

Revenues from anesthesia services for the quarter ended March 31, 2015 were $7,457,131. On March 1, 2015, the Company announced the acquisition of additional services providers.  The first acquisition was effective on March 1, 2015 and, as such, the Company’s results of operations contain one month of activity from this acquisition and three months of activity from its initial acquisition which completed in December 2014 (the other transaction will not be included in operations until May 2015).  As a result, there is no comparison to the first quarter of 2014.  The new transaction in 2015 contributed revenue of $163,031 during the quarter.  Based on historical information, the first quarter of the year represents approximately 21% of total annual anesthesia revenues.  During the quarter, the anesthesia services segment serviced 12,395 patient cases through 12 anesthesia service center agreements.

In the future, the Company expects anesthesia revenue to increase through organic growth and through additional acquisitions.

Total operating expenses - adjusted

For the quarter ended March 31, 2015, total adjusted operating expenses were $4,526,649 compared to $1,300,561 for the first quarter of 2014.  The $3,226,088 increase is primarily related to adjusted operating expenses for anesthesia services as the prior year comparable quarter does not contain any anesthesia activity.

Product sales adjusted operating expenses for the quarter were $904,185 compared to $866,915 for the comparable quarter in 2014. The increase in expenses compared to the first quarter of 2014 is a reflection of increased product cost and support resulting from increased sales.  Product sales increased by 9% in the period, compared to an increase in expenses of 4%.  Effective February 17, 2014, the Company began invoicing customers for the 2.3% medical device excise tax. Prior to February 17, 2014 the Company was expensing the cost of the medical device excise tax. This has contributed to product sales growth outpacing the growth in expenses during the quarter.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O’Regan System.

Anesthesia services adjusted operating expenses for the quarter ended March 31, 2015 were $2,984,159.  Anesthesia services expenses primarily include labor related cost for the medical director and certified registered nurse anesthetists, medical drugs and supplies, and billing and management related expenses.  The anesthesia segment of the Company was acquired and introduced in the last quarter of 2014, hence the first quarter of 2014 is not comparable.  Adjusted operating expense, as a percent of revenues, was 40% in the quarter.

Corporate adjusted operating expenses for the quarter ended March 31, 2015 were $638,305 compared to $433,646 for the first quarter of 2014.  This reflects a growth in expenses in 2015 of $204,659. The growth in corporate expenses is primarily the result of an increase in employee related costs and professional fees and, in general, is reflective of the additional activities incurred in support of the Company’s expanded service offering.

Operating EBITDA

Operating EBITDA for the quarter was $5,093,001, an increase of $4,402,338 from the first quarter of 2014.  This is primarily a reflection of the Company’s newly acquired anesthesia service providers offset by net increases in product and corporate operating expenses.

Operating Income

Operating income for the quarter ended March 31, 2015 was $3,319,658 compared to $562,324 for the quarter ended March 31, 2014, an increase of $2,757,334.  Contributing to the improved operating income is the increase in total Operating EBITDA of $4,402,338, less costs related to the amortization of acquired professional service agreements of $1,402,585 and an increase in stock based compensation expense of $232,474.

The GAA acquisition in December 2014 was financed by cash on hand along with senior and subordinated credit facilities from Knight Therapeutics Inc. and affiliates of Crown Capital Partners Inc., in the amounts of $30,000,000 and CAD$22,500,000 (USD$19,863,000) respectively, as well as a loan from The Bloom Burton Healthcare Structured Lending Fund II and a private placement of the Company’s common shares.

As a result of the debt acquired to fund the GAA acquisition in 2014, the Company has recorded net finance expense of $1,665,190 during the quarter.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars.  In the quarter ended March 31, 2015, the Company recorded an exchange gain of $1,402,078 in relation to the Crown note.  Excluding the impact of the exchange gain, the finance expense for the period was $3,067,268. During the first quarter of 2015, the Company repaid $7,968,526 in principal on the Knight facility, thereby reducing finance costs relating to this facility in the future.

Income tax recovery

For the quarter ended March 31, 2015, the Company recorded an income tax recovery of $269,578 compared to an income tax expense of $193,935 for the quarter ended March 31, 2014.  The recovery experienced in the quarter is a reflection of the utilization of previously unrecognized brought forward losses in the US as a result of the income generated by the Company’s anesthesia services segment. The Company estimates that it will fully utilize its brought forward tax losses in 2015.

Net and comprehensive income

For the quarter ended March 31, 2015, the Company recorded net income of $1,924,046 ($0.031 basic and $0.030 diluted income per share) compared to a net income of $368,389 ($0.008 basic and $0.007 diluted income per share) for the first quarter of 2014.  The increase in net income year over year is largely a reflection of anesthesia services’ contribution to earnings during the quarter.

SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014

(in 000’s of US$, except EPS)	Q1 ‘15	Q4 ‘14	Q3 ‘14	Q2 ‘14	Q1 ‘14	Q4 ‘13	Q3 ‘13	Q2 ‘13

Product sales revenue	2,163	2,360	2,200	2,046	1,991	2,047	1,851	1,950

Anesthesia services revenue	7,457	3,386	—	—	—	—	—	—

Total revenue	9,620	5,746	2,200	2,046	1,991	2,047	1,851	1,950

Operating expenses — adjusted[1]

Product sales[1]	904	978	1,034	990	867	1,006	926	976

Anesthesia services[1]	2,984	1,255	—	—	—	—	—	—

Corporate[1]	639	843	445	442	434	402	398	394

Total operating expenses — adjusted[1]	4,527	3,076	1,479	1,432	1,301	1,408	1,324	1,370

Operating EBITDA[2]	5,093	2,670	721	614	691	639	527	580

Operating income	3,320	1,285	630	501	562	571	454	502

Net finance expense	1,665	1,623	—	—	—	—	—	—

Income tax expense (recovery)	(269)	(721)	210	174	194	(693)	—	—

Net and comprehensive income	1,924	383	420	327	368	1,264	454	502

Earnings per share — basic	0.031	0.008	0.009	0.007	0.008	0.027	0.009	0.010

Earnings per share - diluted	0.030	0.007	0.009	0.007	0.007	0.027	0.009	0.010

1   Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2   Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation, amortization, stock based compensation and acquisition related corporate expense. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2015, the Company had $16,313,885 in cash and cash equivalents compared to $4,133,663 at the end of 2014.  The increase in cash and equivalents is primarily a reflection of the bought deal equity offering that the Company completed on March 25, 2015.  Net proceeds from the offering were $20,284,399.

Working capital was $16,505,106 compared to negative working capital of $2,577,963 at December 31, 2014.  The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable through cash earned through operating activities and from the proceeds of its bought deal equity offering completed on March 25, 2015.

The Company has financed its operations primarily from revenues generated from product and anesthesia sales and through equity and debt financings. As of March 31, 2015, the Company has raised approximately $46 million from the sale and issuance of equity securities.  The Company has also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014. There have been no changes in the Crown and Bloom Burton facilities since December 31, 2014; however, in conjunction with the Company’s bought deal equity offering, the Company repaid principal of $7,968,526 on its Knight facility. As at March 31, 2015, the Company is in compliance with all debt covenants relating to these facilities.

Although the Company recorded net earnings for the year ending December 31, 2014 and in the current quarter, the Company has incurred historical losses, and as at March 31, 2015 had an accumulated deficit of $10,983,223. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.

Cash provided by operating activities for the quarter ended March 31, 2015 was $2,059,756 compared to $731,587 for the first quarter of 2014. The acquisition completed during the quarter was financed by cash on hand.

The Company’s near-term cash requirements relate primarily to interest payments, operations, working capital and general corporate purposes, including acquisitions. Based on the current business plan, the Company believes cash and cash equivalents will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

There were no significant changes, except as previously disclosed in relation to the early repayment of principal under the Knight facility, in the Company’s contractual commitments compared with those set forth in the Company’s 2014 Management Discussion and Analysis, available on SEDAR at www.sedar.com

OUTSTANDING SHARE CAPITAL

As at March 31, 2015, there were 69,060,697 common shares issued and outstanding for a total of $46,554,104 in share capital.

As at March 31, 2015, there were 3,635,000 options outstanding at a weighted-average exercise price of $0.54 per share, of which 2,143,149 were exercisable into common shares at a weighted-average exercise price of $0.57 per share.  As at March 31, 2015, there were 2,276,000 share units issued and outstanding.

As at April 28, 2015 there were 69,060,697 common shares issued and outstanding for a total of $46,554,104 in share capital. There are 3,635,000 options outstanding at a weighted-average exercise price of $0.57 per share, of which 2,215,014 were exercisable into common shares at a weighted average price of $0.60 per share.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at March 31, 2015, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.  There have been no changes to the Company’s identification of related parties, as defined under IAS 24, Related Party Disclosures.

For the period ended March 31, 2015, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements.  In addition, the Company made product sales to companies owned or controlled by two of the Company’s Directors.

DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (1992)).

During the first quarter of 2015, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.  The Company’s management has evaluated the effectiveness of the design of the Company’s DCP and ICFR. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2015, the design of the Company’s DCP and ICFR is appropriate.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering GAA.  Prior to its acquisition by the Company, GAA was a privately held company. GAA had revenues of $7,294,100 and expenses of $4,549,499 million which were included in our consolidated financial statements for the quarter ended March 31, 2015.

CRITICAL ACCOUNTING ESTIMATES

There were no significant changes to the Company’s critical accounting estimates during the quarter ended March 31, 2015, except as noted below:

•                  The Company granted share units during the period.  The Company uses a fair value based method of accounting for share-based compensation.  As these instruments differ from the options granted in previous years, the Company has applied a binomial pricing model to value these instruments. Similar to the Black-Scholes model which was used to value previously granted options, the application of the binomial pricing model requires management to estimate several variables, including the period for which the instrument is expected to be outstanding, price volatility of the Company’s stock over the relevant timeframe, the determination of a relevant risk free interest rate, assumption regarding the Company’s future dividend rate policy and estimate of the number of awards that will vest. Changes in one or more assumptions could materially impact the value derived for these equity instruments.

•                  Historically, the cost of the Company’s intangibles assets have been amortized over the estimated useful life ranging from 12 to 20 years.  As a result of the acquisition completed on March 1, 2015, the timeframe over which intangibles assets are amortized has been has been revised to a range of 0.7 to 20 years.

CRH’s critical accounting estimates are described in its MD&A for the year ended December 31, 2014, filed under the Company’s profile on www.sedar.com.

FUTURE CHANGES IN ACCOUNTING POLICIES

All accounting standards effective for periods beginning on or after January 1, 2015 have been adopted by the Company.  New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2014.  There are no new standards issued subsequent to December 31, 2014 which are considered to have an impact on the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, notes payable, and the Company’s earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt and the earn-out obligation arising from the Company’s acquisition of GAA are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.  There have been no significant changes to those risks impacting the Company since December 31, 2014, nor has there been a significant change in the composition of its financial instruments since December 31, 2014, except for the following.

•                  As a result of the close of the Company’s bought deal equity offering on March 25, 2015, there has been a significant increase in the Company’s cash and cash equivalents.  At March 31, 2015, cash and cash equivalents totaled $16,313,885 (December 31, 2014 - $4,133,663).  The Company continues to limit its exposure to credit risk on its cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

•                  On March 25, 2015, in conjunction with the close of the Company’s bought deal equity offering, the Company repaid $7,968,526 of the principal balance owing, with related interest of $251,063.  The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note.  Due to the timing of the principal repayment, the Company has revised certain inputs and probabilities relating to estimated cash flows.  This resulted in an upward adjustment of $654,249 to the fair value of the Knight note with the impact of the adjustment recorded through finance expense in the period.

NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2015 and consolidated financial statements and accompanying notes for the year ended December 31, 2014.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measure reflects the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation and acquisition related corporate expense.  Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Operating expenses - adjusted as operating expenses before acquisition related corporate expense, stock based compensation, depreciation, and amortization.  Operating expenses - adjusted is presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA

For the three months ended	2015	2014				2013
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Total Operating EBITDA	5,093	2,670	721	614	691	639	527	580	371

Amortization expense	(1,402)	(458)	—	—	—	—	—	—	—

Depreciation expense	(12)	(13)	(10)	(12)	(18)	(28)	(19)	(18)	(18)

Stock based compensation	(343)	(69)	(82)	(101)	(110)	(40)	(54)	(61)	(80)

Acquisition expenses	(16)	(845)	—	—	—	—	—	—	—

Operating income	3,320	1,285	629	501	563	571	454	501	273

Operating expenses - adjusted

For the three months ended	2015	2014				2013
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Product sales operating expense — adjusted	904	978	1,034	990	867	1,005	926	976	1,105
Amortization expense	—	—	—	—	—	—	—	—	—
Depreciation expense	1	1	—	1	7	1	9	8	8
Stock based compensation	136	22	19	21	31	20	30	33	45
Product sales expense	1,041	1,001	1,053	1,012	905	1,026	965	1,017	1,158

Anesthesia services operating expense — adjusted	2,984	1,255	—	—	—	—	—	—	—
Amortization expense	1,403	458	—	—	—	—	—	—	—
Depreciation expense	—	—	—	—	—	—	—	—	—
Stock based compensation	2	—	—	—	—	—	—	—	—
Anesthesia services expense	4,389	1,713	—	—	—	—	—	—	—

Corporate operating expenses — adjusted	638	843	445	442	434	402	398	394	360
Amortization expense	—	—	—	—	—	—	—	—	—
Depreciation expense	11	12	10	11	11	27	10	9	9
Stock based compensation	205	47	63	80	79	21	24	28	34
Acquisition expenses	16	845	—	—	—	—	—	—	—
Corporate expense	870	1,747	518	533	524	450	432	431	403

Total operating expense — adjusted	4,527	3,076	1,479	1,432	1,301	1,407	1,324	1,370	1,465
Total operating expense	6,300	4,461	1,571	1,545	1,429	1,476	1,397	1,448	1,561